SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           CARE INVESTMENT TRUST INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        TIPTREE FINANCIAL PARTNERS, L.P.
                        (NAME OF FILING PERSON (OFFEROR)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    141657106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GEOFFREY KAUFFMAN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                        TIPTREE FINANCIAL PARTNERS, L.P.
                          780 THIRD AVENUE, 29TH FLOOR
                            NEW YORK, NEW YORK 10017
                            TELEPHONE: (646) 388-5900
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                           MICHAEL R. LITTENBERG, ESQ.
                            SCHULTE ROTH & ZABEL LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 756-2000

                            CALCULATION OF FILING FEE


===============================================================================
                  TRANSACTION VALUATION*    AMOUNT OF FILING FEE**
-------------------------------------------------------------------------------
                           $182,393,316     $13,005
===============================================================================

* Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming a purchase price of $9.00 per share.

 ** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and equals $71.30 per million of the value of the transaction. It was calculated by multiplying the transaction valuation amount by 0.0000713.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,302.70       Filing Party: Care Investment Trust Inc.
Form or Registration No.: Schedule 14A  Date Filed: April 13, 2010

Amount Previously Paid: $8,698.24       Filing Party: Care Investment Trust Inc.
Form or Registration No.: Schedule TO-I Date Filed: April 16, 2010

Amount Previously Paid: $3.70       Filing Party: Care Investment Trust Inc.
Form or Registration No.: Schedule TO-I Date Filed: July 15, 2010

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1

|_| issuer tender offer subject to Rule 13e-4

|_| going-private transaction subject to Rule 13e-3

|_| amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  INTRODUCTION

     This Tender Offer Statement on Schedule TO is filed by Tiptree Financial Partners, L.P. ("Tiptree") and relates to the tender offer by Care Investment Trust Inc., a Maryland corporation ("Care," or the "Company"), to purchase up to all outstanding shares of its common stock, par value $0.001 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $9.00 per share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest. Care's offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated July 15, 2010 (the "Offer to Purchase"), and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the tender offer. With respect to the tender offer that is the subject of this Tender Offer Statement, Tiptree is a bidder within the meaning of Rule 14d-1(g)(2) under the Securities and Exchange Act of 1934, as amended, and as such is filing this Tender Offer Statement as an Offeror. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are incorporated by reference to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. All information in this Tender Offer Statement relating to Care has been supplied by Care and all information relating to Tiptree has been supplied by Tiptree.


ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) NAME AND ADDRESS. The name of the subject company is Care Investment Trust Inc. The address of the principal executive offices of Care Investment Trust Inc. is 505 Fifth Avenue, 6th Floor, New York, New York 10017. The telephone number of the principal executive offices of Care Investment Trust Inc. is (212) 771-0505.

     (b) SECURITIES. The information set forth in Section 4 of the Offer to Purchase ("The Tender Offer -- Introduction") is incorporated herein by reference.

     (c) TRADING MARKET AND PRICE. The information set forth in Section 10 of the Offer to Purchase ("The Tender Offer -- Price Range of Shares; Dividends; Prior Stock Purchases") is incorporated herein by reference.


ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     This Tender Offer Statement on Schedule TO is filed by Tiptree Financial Partners, L.P. The information set forth in Section 13 of the Offer to Purchase ("The Tender Offer -- Certain Information Concerning Tiptree") is incorporated herein by reference.


ITEM 4.  TERMS OF THE TRANSACTION.

      (a) MATERIAL TERMS. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

     o  Summary Term Sheet;

     o Section 1 ("Special Factors -- Reasons for the Tiptree Transaction; Certain Effects of the Tiptree Transaction");

     o Section 2 ("Special Factors -- Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

     o Section 3 ("Special Factors -- Material U.S. Federal Income Tax Consequences");

     o  Section 4 ("The Tender Offer -- Introduction");

     o  Section 5 ("The Tender Offer -- Number of Shares; Purchase Price");

     o  Section 6 ("The Tender Offer -- Procedures for Tendering Shares");

     o  Section 7 ("The Tender Offer -- Withdrawal Rights");

     o Section 8 ("The Tender Offer -- Purchase of Shares and Payment of Purchase Price");

     o  Section 9 ("The Tender Offer -- Conditions of the Tender Offer");

     o  Section 11 ("The Tender Offer -- Source and Amount of Funds");

     o Section 12 ("The Tender Offer -- Certain Information Concerning the Company");

     o  Section 13 ("The Tender Offer -- Certain Information Concerning
        Tiptree");

     o Section 14 ("The Tender Offer -- Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act"); and

     o Section 16 ("The Tender Offer -- Extension of the Tender Offer; Termination; Amendment").


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in Section 1 of the Offer to Purchase ("Special Factors -- Reasons for the Tiptree Transaction; Certain Effects of the Tiptree Transaction") and Section 13 of the Offer to Purchase ("The Tender Offer -- Certain Information Concerning Tiptree") is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The information set forth in the Summary Term Sheet of the Offer to Purchase, Section 1 of the Offer to Purchase ("Special Factors -- Reasons for the Tiptree Transaction; Certain Effects of the Tiptree Transaction") and
Section 13 of the Offer to Purchase ("The Tender Offer -- Certain Information Concerning Tiptree") which contain information regarding the purposes of the transaction and plans is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 11 of the Offer to Purchase ("The Tender Offer -- Source and Amount of Funds") is incorporated herein by reference.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Section 13 of the Offer to Purchase ("The Tender Offer -- Certain Information Concerning Tiptree") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth in Section 17 of the Offer to Purchase ("The Tender Offer -- Fees and Expenses") and in
Section 13 of the Offer to Purchase ("The Tender Offer -- Certain Information Concerning Tiptree") is incorporated herein by reference.


ITEM 10.  FINANCIAL STATEMENTS.

     Tiptree's financial information is not material because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition, and (c) the offer is for all outstanding securities of the subject class. The information set forth in Section 5 of the Offer to Purchase ("The Tender Offer -- Number of Shares; Purchase Price") and in Section 11 of the Offer to Purchase ("The Tender Offer -- Source and Amount of Funds") is incorporated herein by reference.


ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 1 of the Offer to Purchase ("Special Factors -- Reasons for the Tiptree Transaction; Certain Effects of the Tiptree Transaction"), Section 12 of the Offer to Purchase ("The Tender Offer
-- Certain Information Concerning the Company"), Section 13 of the Offer to Purchase ("The Tender Offer -- Certain Information Concerning Tiptree"), Section 14 of the Offer to Purchase ("The Tender Offer -- Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act") and Section 15 of the Offer to Purchase ("The Tender Offer -- Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) OTHER MATERIAL INFORMATION. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are incorporated by reference to this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.


ITEM 12.  EXHIBITS.

EXHIBIT NO.                                 DESCRIPTION

(a)(1)(A)      Offer to Purchase, dated July 15, 2010.
(a)(1)(B)      Letter of Transmittal.
(a)(1)(C) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 15, 2010.
(a)(1)(D) Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 15, 2010.
(a)(2)         Not applicable.
(a)(3)         Not applicable.
(a)(4)         Not applicable.
(a)(5)         Press Release, dated July 15, 2010.
(b)            Not applicable.
(c)            Not applicable.
(d)(1)         Purchase and Sale Agreement, dated March 16, 2010.
(d)(2)         First Amendment to Purchase and Sale Agreement, dated
               July 6, 2010.
(g)            Not applicable.
(h)            Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


TIPTREE FINANCIAL PARTNERS, L.P.



                                             By: /s/ GEOFFREY KAUFFMAN
                                                 Name: Geoffrey Kauffman
                                                 Title: President and
                                                        Chief Operating Officer


Dated:  July 15, 2010

                                  EXHIBIT INDEX

(a)(1)(A)*       Offer to Purchase, dated July 15, 2010.
(a)(1)(B)*       Letter of Transmittal.
(a)(1)(C)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 15, 2010.
(a)(1)(D)* Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 15, 2010.
(a)(2)           Not Applicable.
(a)(3)           Not applicable.
(a)(4)           Not applicable.
(a)(5)*          Press Release, dated July 15, 2010.
(b)              Not Applicable.
(c)              Not Applicable.
(d)(1)**         Purchase and Sale Agreement, dated March 16, 2010.
(d)(2)***        First Amendment to Purchase and Sale Agreement, dated
                 July 6, 2010.
(g)              Not Applicable.
(h)              Not Applicable.


* Filed as an exhibit to Care Investment Trust Inc.'s Schedule TO-I/A (File No. 005-82950) filed on July 15, 2010.

** Previously filed as Exhibit 10.1 to Care Investment Trust Inc.'s Form 8-K (File No. 001-3549) filed on March 16, 2010.

*** Previously filed as Exhibit 10.1 to Care Investment Trust Inc.'s Form 8-K (File No. 001-33549) filed on July 7, 2010.